Exhibit 3.11

Early Development

and Packaging Services USA, L.L.C.

Certificate of Formation

1. The name of the limited liability company is Early Development and Packaging Services USA, L.L.C.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. This Certificate of Formation shall be effective as of the date of filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Early Development and Packaging Services USA, L.L.C., this 2nd day of February, 2005.

Early Development
and Packaging Services USA, L.L.C.

By:	/s/ William W. Nelson
William W. Nelson
Authorized Person